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AB
3/25

SEC
Mail Processing
Section
MAR 18 2014
Washington DC
405

SECURITI

14049768

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/22/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETF Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 920
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Brown (212) 593-4383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli LLC
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815 (Address) Philadelphia (City) PA (State) 19102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
3/27/14

OATH OR AFFIRMATION

I, Matthew B. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETF Distributors LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

PABLO A ZAMBRANO
Notary Public - State of New York
NO. 01ZA6243484
Qualified in New York County
My Commission Expires 6/20/15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m)
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

ETF DISTRIBUTORS, LLC

DECEMBER 31, 2013

ETF DISTRIBUTORS, LLC

DECEMBER 31, 2013

TABLE OF CONTENTS

Other Matters

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To the Members
ETF Distributors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of ETF Distributors, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also

includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETF Distributors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
March 15, 2014

ETF DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 25,398
Receivables	1,250
Prepaid expenses	29,284
Total current assets	55,932
Total Assets	$ 55,932

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 34,070
Total current liabilities	34,070
MEMBERS' EQUITY	21,862
Total Liabilities and Members' Equity	$ 55,932

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
STATEMENT OF INCOME AND MEMBER EQUITY

YEAR ENDED DECEMBER 31, 2013

REVENUE	
Distribution Fees	$ 1,250
Total revenue	1,250
OPERATING EXPENSES	
Employee compensation	3,370
Occupancy	1,750
Regulatory fee	11,573
Other expenses	15,195
Total operating expenses	31,888
Net loss from operations	(30,638)
NET LOSS	(30,638)
Members' equity, beginning of year	10,000
Add: Members' capital contributions	42,500
Members' equity, end of year	$ 21,862

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (30,638)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(1,250)
Prepaid Expenses	(29,284)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	34,070
Net cash used in operating activities	(27,102)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' capital contributions	42,500
Net cash provided by financing activities	42,500
Increase in cash	15,398
Cash, beginning of year	10,000
Cash, end of year	25,398

The accompanying notes are an integral part of these financial statements

ETF DISTRIBUTORS, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

ETF Distributors, LLC (Company) was organized under the Laws of the State of Delaware in 2012 and became registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) in August 2013. The Company is approved to distribute and administer the distribution of mutual fund shares and the shares of electronically traded funds. The Company is registered to do business in New York.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized when services are billed.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2013, the ratio was 170 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All transactions are limited to the distribution and administration of the distribution of registered investment companies and electronically traded funds. At December 31, 2013, the Company had net capital, as defined, of $20,058, which was $15,058 in excess of its required minimum net capital of $5,000.

NOTE C – INCOME TAXES

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Members' income tax returns.

NOTE D – EXPENSE SHARING AGREEMENT

On June 15, 2013 the Company entered into an expense sharing agreement with its parent company, ETF Issuer Solutions, Inc. Under the agreement, the Company shares space with ETF Issuer Solutions, Inc. and also shares various services, which are contracted by, and paid for by, ETF Issuer Solutions, Inc. For the year 2013, the Company paid varying percentages of the costs incurred by ETF Issuer Solutions, Inc. based on the applicability of those services to the Company. The total rent expense for 2013 was $1,750 and the total personnel expense was $3,370.

The expense sharing agreement has been reviewed and it does not appear to accurately reflect the actual costs incurred by, and allocable to, the Company. These financial statements reflect $29,284 in prepaid expenses, $34,070 in accounts payable and accrued liabilities, and $14,286 in additional expenses that were not reflected on the Company's financial statements as originally presented on December 31, 2013.

SUPPLEMENTARY INFORMATION

SCHEDULE I

ETF DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Total members' equity from Statement of financial condition	$ 21,862
Deduct non-allowable assets:	
Receivables	1,250
Prepaid expenses	554
Total non-allowable assets	1,804
Net capital	$ 20,058
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Excess net capital	$ 15,058
Excess net capital at 1,000%	$ 14,058
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 34,070
Ratio of aggregate indebtedness to net capital	169.86 %

SCHEDULE I

ETF DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2013	
Net capital, as reported in Company's part II (unaudited) FOCUS report	$ 25,398
Audit Adjustments:	
(Increase) in net loss	(13,036)
(Increase) in non allowable assets	(1,804)
Increase in members' equity	9,500
Total audit adjustments	(5,340)
Net capital per above computation	$ 20,058

SCHEDULE II

ETF DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

OTHER MATTERS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Report on Internal Accounting
Control Required by SEC Rule 17a-5

To the Members
ETF Distributors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ETF Distributors, LLC (the ***"Company"***), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of ETF Distributors, LLC as of and for the year ended December 31, 2013. We identified material weaknesses in the process of recording intercompany expenses, recording capital contributions, recording prepaid assets, and the accrual of liabilities. As of the date of the completion of this review, corrective actions have been implemented.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We have identified material weaknesses, described above and as a result we do not believe the

Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the aforementioned SEC Regulation.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
March 15, 2014